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06006265

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49205

RECEIVED
MAR 0 6 2006
185
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles, (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Faggen 310-300-0830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/24/04

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Craig Faggen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Triton Pacific Capital, LLC**, as of **December 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner

Title

Notary Public

BENKAI H. BOUEY
Comm. # 1519394
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires October 15, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

TRITON PACIFIC CAPITAL, LLC
2029 CENTURY PARK EAST, SUITE 2910
LOS ANGELES, CALIFORNIA 90067

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2005 and related statements of income (loss), changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2005 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 16, 2006

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 249,381
Receivable – Contra	220,722
Receivable from a related party	4,347,882
Receivable – other related parties	146,064
Receivable - clients	1,067,688
Furniture & equipment, net of $80,478 accumulated depreciation	8,217
Other assets – petty cash	300
Deposits	58,260
Total assets	$6,098,514

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable – Contra	$ 220,722
Accounts payable – related party	39,358
Income tax payable – LLC license	6,000
Accrued expenses	16,567
Total liabilities	282,647
Members' equity	5,815,867
Total liabilities and members' equity	$6,098,514

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 860,464
Interest and dividends	2,8,24
Retainer income	285,000
Reimbursed expenses	112,422
Total revenue	1,260,710
Expenses – page 11	1,200,547
Income before income tax provision	60,163
Income tax provision	6,800
Net income	$ 53,363

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, December 31, 2004	$ 5,762,504
Net income	53,363
Distributions	--
Balance, December 31, 2005	$5,815,867

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 53,363
Adjustments to reconcile net income (loss) used in operating activities:	
Depreciation	35,478
	88,841
Receivable from a related party	(1,377,381)
Receivable other related parties	(11,142)
Receivable – client	1,248,097
Other assets	4,256
Accrued expenses	16,567
Cash flows required by operations	(30,762)
CASH FLOWS FROM INVESTING ACTIVITIES:	--
CASH FLOWS FROM FINANCING ACTIVITIES:	--
Net decrease in cash and cash equivalents	(30,762)
Cash and cash equivalents at beginning of year	280,143
Cash and cash equivalents at end of year	$ 249,381

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ --
Income tax	$ 6,800

See accompanying notes to the financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company sells various investments and provides investment banking services to institutional customers.

Summary of Significant Accounting Policies

Receivable from a Related Party

Expenses are shared between TPC and Triton Pacific Capital Partners, LLC ("TPCP") Members in TPC are members in TPCP and vice versa although the individual equity interests in the companies are not the same. Members' salaries of the above companies are assigned at 100% to either TPC or TPCP. Rent and general overhead are allocated between the two companies.

During 2005 TPC paid approximately $1,376,800 of TPCP expenses principally salaries and related expenses of TPCP's managing members and employees. Approximately $2,971,000 was due on December 31, 2004 resulting in a balance at December 31, 2005 of approximately $4,347,800.

The above balance is included in the litigation discussed in Note 5 "Litigation". No allowance for the possibility of the uncollectibility of the above amount has been provided in the accompanying financial statements. Legal fees in connection with the litigation (approximately $251,000 to date) have been expensed.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Income Taxes - LLC

The Company with consent of its Members has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 2 – RECEIVABLES FROM RELATED PARTIES

These receivables are non-interest bearing, due on demand and un-collateralized. Receivables from related parties are:

TPCP	$4,347,882
Advances to Members	94,509
Due from TPIM	305
Investment – TPIM	51,250
	$4,493,946

NOTE 3 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2004, the Company recorded the minimum limited liability company income tax of $800 and gross receipts tax of $6,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space under a non cancelable lease which commenced October 1, 2003 and expires March 31, 2009.The future minimum lease expenses are:

December 31,	
2006	$ 212,770
2007	219,153
2008	225,728
2009	232,499
	$ 890,150

The Company's allocable portion of the rent expense was $82,221 for the year ended December 31, 2005.

NOTE 5 – LITIGATION

Triton Pacific Capital, LLC (TPC) and its managing member, Exponential Partners, Inc. (Exponential), filed a complaint on August 12, 2005 in the Los Angeles Superior Court against Robert E. Davis, Jr., who is a member of TPC, and other related parties (Davis) for breach of fiduciary duty, contract and constructive trust. On or about October 21, 2005, Davis filed a cross-complaint against, among others, TPCP, TPC, Exponential and TPC member Faggen Enterprises, LLC (FE) (and its members Craig Faggen and Ivan Faggen, who also serve as directors of Exponential (Faggens)), alleging derivative and other claims relating to the advance of monies by TPC to its affiliate, Triton Pacific Capital Partners, LLC (TPCP) and other matters. The litigation is currently in the discovery phase. The complaint and cross-complaint seek compensatory and punitive damages, as well as other remedies, from several of the parties; however, currently no claims asserted seek monetary damages from TPC. Pursuant to the TPC operating agreement and applicable law, Exponential and the Faggens have requested indemnification and advancement of expenses from TPC, which advancement of expenses has been approved by Exponential in its capacity as managing member of TPC."

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2004, the Company had net capital of $187,456 which was $137,456 in excesss of its required net capital requirement of $50,000. The Company's ratio of aggregate indebtedness ($282,647) to net capital was 150.8%.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C-3-3

Triton Pacific Capital, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Triton Pacific Capital, LLC is exempt from provisions under the SEC Rule15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

TRITON PACIFIC CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total Assets		$ 6,098,514
Less: Total Liabilities		282,647
Net Worth		5,815,867
Less: Non Allowable Assets		
Related Parties	$4,493,946	
Other	300	
Fixed Assets	8,217	
Accounts Receivable – Other	1,067,688	
Deposits	58,260	
Total Non Allowable Assets		5,628,411
Tentative Net Capital		187,456
Less: Haircut & Deduction		--
Net Capital		$ 187,456

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital requirements:	
Minimum dollar net capital required	$ 50,000
Excess Net Capital	$ 137,456
Aggregate Indebtedness	$ 282,647
Percentage of aggregate indebtedness to net capital	150.8%

The difference in net capital as computed and as reported by the Company in its FOCUS.

NONE REQUIRED

See accompanying notes to the financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Triton Pacific Capital, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 16, 2006

TRITON PACIFIC CAPITAL, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Advertising	$ 17,133
Accounting	22,716
Automobile	10,949
Bank Charges	188
Depreciation	35,478
Association Dues	7,893
Employee Benefit Program	15,693
Insurance	3,912
Legal	258,868
NASD Fees/Assessments	21,340
Office Expense	5,032
Supplies/Small Tools	2,032
Outside Services	24,046
Parking	14,092
Pension Plan	1,200
Penalties/Fines	400
Postage/Delivery	4,455
Printing	4,483
Professional Fees	78
Registrations	50
Rent	82,221
Repairs/Maintenance	1,904
Seminars/Conferences	1,904
Taxes/Licenses	12,065
Telephone	19,272
Taxi	5,716
Lodging	9,278
Meals/Entertainment	12,022
Gas	1,955
Travel	30,667
Bonus	3,375
Wages/Others	567,435
Donations	2,500
Subscriptions	195
TOTAL OPERATING EXPENSES	$1,200,547

See accompanying notes to the financial statements.

PART II

TRITON PACIFIC CAPITAL, LLC

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
Triton Pacific Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Triton Pacific Capital, LLC (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 16, 2006

TRITON PACIFIC CAPITAL, LLC
2029 Century Park East, Suite 2910
Los Angeles, CA 90067

February 16, 2006

George Brenner, CPA
10680 W. Pico Blvd., Suite 260
Los Angeles, CA 90064

Dear Mr. Brenner:

We are providing this letter in connection with your audit of the financial condition of Triton Pacific Capital, LLC as of December 31, 2005, and the related statements of income, retained earnings, and cash flows for the year ended December 31, 2005 for the purpose of determining whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Triton Pacific Capital, LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief the following representations made to you during your review.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all—
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of any uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. Knowledge of any fraud or suspected fraud affecting the company involving—
   a. Management,
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.
   d. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:
   a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Guarantees, whether written or oral, under which the company is contingently liable.

10. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11. There are no:
    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. We were in compliance of the net capital requirements at December 31, 2005 and as of the date of this letter.

15. Other

    With regard to the $4,347,852 due from TPCP, we do not believe a provision for uncollectibility is necessary at this time. Once the litigation is settled we will be better able to resolve the collectibility.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustments to, or disclosure in, the financial statements.

Craig Faggen

____

Craig Faggen
Triton Pacific Capital, LLC

2/22/06

____

Date

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

TRITON PACIFIC CAPITAL, LLC
2029 CENTURY PARK EAST, SUITE 2910
LOS ANGELES, CALIFORNIA 90067

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2005 and related statements of income (loss), changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2005 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 16, 2006

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 249,381
Receivable – Contra	220,722
Receivable from a related party	4,347,882
Receivable – other related parties	146,064
Receivable - clients	1,067,688
Furniture & equipment, net of $80,478 accumulated depreciation	8,217
Other assets – petty cash	300
Deposits	58,260
Total assets	$6,098,514

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable – Contra	$ 220,722
Accounts payable – related party	39,358
Income tax payable – LLC license	6,000
Accrued expenses	16,567
Total liabilities	282,647
Members' equity	5,815,867
Total liabilities and members' equity	$6,098,514

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 860,464
Interest and dividends	2,8,24
Retainer income	285,000
Reimbursed expenses	112,422
Total revenue	1,260,710
Expenses – page 11	1,200,547
Income before income tax provision	60,163
Income tax provision	6,800
Net income	$ 53,363

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, December 31, 2004	$ 5,762,504
Net income	53,363
Distributions	--
Balance, December 31, 2005	$5,815,867

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 53,363
Adjustments to reconcile net income (loss) used in operating activities:	
Depreciation	35,478
	88,841
Receivable from a related party	(1,377,381)
Receivable other related parties	(11,142)
Receivable – client	1,248,097
Other assets	4,256
Accrued expenses	16,567
Cash flows required by operations	(30,762)
CASH FLOWS FROM INVESTING ACTIVITIES:	--
CASH FLOWS FROM FINANCING ACTIVITIES:	--
Net decrease in cash and cash equivalents	(30,762)
Cash and cash equivalents at beginning of year	280,143
Cash and cash equivalents at end of year	$ 249,381

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ --
Income tax	$ 6,800

See accompanying notes to the financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company sells various investments and provides investment banking services to institutional customers.

Summary of Significant Accounting Policies

Receivable from a Related Party

Expenses are shared between TPC and Triton Pacific Capital Partners, LLC ("TPCP") Members in TPC are members in TPCP and vice versa although the individual equity interests in the companies are not the same. Members' salaries of the above companies are assigned at 100% to either TPC or TPCP. Rent and general overhead are allocated between the two companies.

During 2005 TPC paid approximately $1,376,800 of TPCP expenses principally salaries and related expenses of TPCP's managing members and employees. Approximately $2,971,000 was due on December 31, 2004 resulting in a balance at December 31, 2005 of approximately $4,347,800.

The above balance is included in the litigation discussed in Note 5 "Litigation". No allowance for the possibility of the uncollectibility of the above amount has been provided in the accompanying financial statements. Legal fees in connection with the litigation (approximately $251,000 to date) have been expensed.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Income Taxes - LLC

The Company with consent of its Members has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 2 – RECEIVABLES FROM RELATED PARTIES

These receivables are non-interest bearing, due on demand and un-collateralized. Receivables from related parties are:

TPCP	$4,347,882
Advances to Members	94,509
Due from TPIM	305
Investment – TPIM	51,250
	$4,493,946

NOTE 3 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2004, the Company recorded the minimum limited liability company income tax of $800 and gross receipts tax of $6,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space under a non cancelable lease which commenced October 1, 2003 and expires March 31, 2009.The future minimum lease expenses are:

December 31,	
2006	$ 212,770
2007	219,153
2008	225,728
2009	232,499
	$ 890,150

The Company's allocable portion of the rent expense was $82,221 for the year ended December 31, 2005.

NOTE 5 – LITIGATION

Triton Pacific Capital, LLC (TPC) and its managing member, Exponential Partners, Inc. (Exponential), filed a complaint on August 12, 2005 in the Los Angeles Superior Court against Robert E. Davis, Jr., who is a member of TPC, and other related parties (Davis) for breach of fiduciary duty, contract and constructive trust. On or about October 21, 2005, Davis filed a cross-complaint against, among others, TPCP, TPC, Exponential and TPC member Faggen Enterprises, LLC (FE) (and its members Craig Faggen and Ivan Faggen, who also serve as directors of Exponential (Faggens)), alleging derivative and other claims relating to the advance of monies by TPC to its affiliate, Triton Pacific Capital Partners, LLC (TPCP) and other matters. The litigation is currently in the discovery phase. The complaint and cross-complaint seek compensatory and punitive damages, as well as other remedies, from several of the parties; however, currently no claims asserted seek monetary damages from TPC. Pursuant to the TPC operating agreement and applicable law, Exponential and the Faggens have requested indemnification and advancement of expenses from TPC, which advancement of expenses has been approved by Exponential in its capacity as managing member of TPC."

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2004, the Company had net capital of $187,456 which was $137,456 in excesss of its required net capital requirement of $50,000. The Company's ratio of aggregate indebtedness ($282,647) to net capital was 150.8%.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C-3-3

Triton Pacific Capital, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Triton Pacific Capital, LLC is exempt from provisions under the SEC Rule15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

TRITON PACIFIC CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total Assets		$ 6,098,514
Less: Total Liabilities		282,647
Net Worth		5,815,867
Less: Non Allowable Assets		
Related Parties	$4,493,946	
Other	300	
Fixed Assets	8,217	
Accounts Receivable – Other	1,067,688	
Deposits	58,260	
Total Non Allowable Assets		5,628,411
Tentative Net Capital		187,456
Less: Haircut & Deduction		--
Net Capital		$ 187,456

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital requirements:	
Minimum dollar net capital required	$ 50,000
Excess Net Capital	$ 137,456
Aggregate Indebtedness	$ 282,647
Percentage of aggregate indebtedness to net capital	150.8%

The difference in net capital as computed and as reported by the Company in its FOCUS.

NONE REQUIRED

See accompanying notes to the financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Triton Pacific Capital, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 16, 2006

TRITON PACIFIC CAPITAL, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Advertising	$ 17,133
Accounting	22,716
Automobile	10,949
Bank Charges	188
Depreciation	35,478
Association Dues	7,893
Employee Benefit Program	15,693
Insurance	3,912
Legal	258,868
NASD Fees/Assessments	21,340
Office Expense	5,032
Supplies/Small Tools	2,032
Outside Services	24,046
Parking	14,092
Pension Plan	1,200
Penalties/Fines	400
Postage/Delivery	4,455
Printing	4,483
Professional Fees	78
Registrations	50
Rent	82,221
Repairs/Maintenance	1,904
Seminars/Conferences	1,904
Taxes/Licenses	12,065
Telephone	19,272
Taxi	5,716
Lodging	9,278
Meals/Entertainment	12,022
Gas	1,955
Travel	30,667
Bonus	3,375
Wages/Others	567,435
Donations	2,500
Subscriptions	195
TOTAL OPERATING EXPENSES	$1,200,547

See accompanying notes to the financial statements.